                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.         )*



                         HOME SHOPPING NETWORK, INC.
- --------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  437351109
                     -----------------------------------
                                (CUSIP Number)

Stephen M. Brett, Esq.                          Tele-Communications, Inc.
Senior Vice President and General Counsel       5619 DTC Parkway
(303) 267-5500                                  Englewood, CO 80111
- --------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                August 4, 1994
                     ------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following page(s))

                              Page 1 of 12 Pages

                                 SCHEDULE 13D

CUSIP NO. 437351109                                        PAGE 2  OF 12 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Tele-Communications, Inc.
      84-1260157
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      AF
- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Delaware
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     37,566,702 Shares
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0 Shares
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     37,566,702 Shares
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0 Shares
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      37,566,702 Shares
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /X/


      See Item 5
- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      39.8%
      (79.3% voting power--see Items 4 and 5)
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      CO
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                  STATEMENT OF

                           TELE-COMMUNICATIONS, INC.
                (NAME CHANGED FROM TCI/LIBERTY HOLDING COMPANY)

                        PURSUANT TO SECTION 13(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                 IN RESPECT OF

                          HOME SHOPPING NETWORK, INC.

         This report on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock") of Home Shopping Network, Inc., a Delaware corporation (the "Company"). On August 4, 1994, Tele-Communications, Inc. ("Old TCI") and Liberty Media Corporation ("Liberty") consummated a business combination transaction (the "TCI/Liberty Merger") whereby each of Liberty and Old TCI became wholly owned subsidiaries of a newly formed holding company, TCI/Liberty Holding Company, which was renamed Tele-Communications, Inc. ("TCI" or the "Reporting Person").

         This report contains information with respect to the Company Securities (as defined below) beneficially owned by Liberty and Old TCI prior to the consummation of the TCI/Liberty Merger, which Company Securities are currently beneficially owned by TCI. Prior to the TCI/Liberty Merger, Liberty beneficially owned greater than five percent of the outstanding Common Stock and had filed a Report on Schedule 13D with respect to such beneficial ownership. Such Report on Schedule 13D, as most recently amended by Amendment No. 17 thereto, dated as of August 12, 1994 (collectively, the "Liberty
Schedule 13D"), is hereby incorporated by reference into this Report for all purposes.


ITEM 1.  SECURITIES AND ISSUER

         The class of equity securities to which this statement relates is the Common Stock, par value $.01 per share, of the Company, which has its principal executive offices at 2501 - 118th Avenue North, St. Petersburg, Florida 33716. Pursuant to Rule 13d-3 promulgated under the Exchange Act, this Report also relates to the shares of Common Stock issuable upon conversion of shares of the Class B Common Stock, par value $.01 per share ("Class B Stock"), of the Company. Each share of Common Stock is entitled to one vote per share. Each share of Class B Stock is convertible into one share of Common Stock, is generally entitled to ten votes per





                               Page 3 of 12 pages
share and votes together with the Common Stock as a class, except that the holders of the Common Stock are entitled to elect 25% of the members of the Board of Directors of the Company voting as a separate class. Because TCI beneficially owns shares of Class B Stock and Common Stock representing approximately 79% of the voting power of the outstanding equity securities of the Company, it believes that it can effectively control the outcome of the vote on substantially all matters presented to the stockholders of the Company. The Common Stock and the Class B Stock are referred to herein collectively as the "Company Securities."


ITEM 2.  IDENTITY AND BACKGROUND

         This Report is being filed by Tele-Communications, Inc. ("TCI") (Commission File No. 0-20421; IRS Identification No. 84-126015), a Delaware corporation, formerly known as TCI/Liberty Holding Company, whose principal business address is 5619 DTC Parkway, Englewood, Colorado 80111. TCI is principally engaged in the acquisition, development and operation of cable television systems, assets and interests and cable television programming assets and interests.

         The name, business address and present principal occupation or employment and the name, address and principal business of any corporation or other organization in which such employment is conducted, of (i) each of the executive officers and directors of TCI, (ii) each person controlling TCI, and
(iii) the executive officers and directors of any corporation controlling TCI, are set forth in Schedule 1 attached hereto and incorporated herein by reference.

         During the last five years, neither TCI nor, to the best of its knowledge, any of persons named on Schedule 1 (the "Schedule 1 Persons") has
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law. To the best knowledge of TCI, each of its executive officers and directors is a citizen of the United States.

         On August 4, 1994, at Special Meetings of Stockholders of Old TCI and Liberty, there was approved and adopted an Agreement and Plan of Merger, dated as of January 27, 1994, as amended, which provided for, among other things, the business combination of Old TCI and Liberty resulting in their becoming wholly owned subsidiaries of TCI/Liberty Holding Company, which was renamed "Tele-Communications, Inc." (hereinafter referred to as "TCI"), effective upon certain filings which occurred on August 4, 1994.

         The description contained herein of the TCI/Liberty Merger is qualified in its entirety by the more complete description thereof contained in the Joint Proxy Statement of Liberty and Old TCI, dated June 23, 1994, and the related Registration Statement on Form S-4 (No. 33-





                               Page 4 of 12 pages

54263) filed by TCI (under the name TCI/Liberty Holding Company), which are incorporated by reference herein for all purposes.

         Prior to the TCI/Liberty Merger, Liberty beneficially owned greater than five percent of the outstanding Common Stock and had filed the Liberty
Schedule 13D (as most recently amended on August 12, 1994), with respect to such beneficial ownership, which Report has been incorporated by reference herein for all purposes. As a result of the consummation of the TCI/Liberty Merger, TCI became the beneficial owner of the Company Securities held by Liberty and Old TCI, although the direct or indirect legal title to such company securities held by Liberty and Old TCI remains unchanged. TCI is now a publicly held company subject to the informational requirements of the Securities Exchange Act of 1934 (the "Act") and will, commencing herewith, be a Reporting Person in respect of the Company Securities beneficially owned by it. Old TCI and LMC are now no longer publicly held Reporting Persons under the Act, but each is now a wholly owned subsidiary of TCI.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         In addition to the consideration furnished by the TCI/Liberty Merger disclosed in Item 2, hereof, Old TCI and Liberty retained their respective direct or indirect legal title to the Company Securities, but the beneficial ownership of all of said interest is now in TCI.


ITEM 4.  PURPOSE OF TRANSACTION

         The information contained under Item 2 above is incorporated by reference in this Item 4.

         TCI believes that because there are currently fewer than 22,800,000 shares of Class B Stock outstanding, pursuant to the Company's Certificate of Incorporation, the holders of the Class B Stock will generally vote together as a class with the holders of the Common Stock with respect to all matters presented to the stockholders of the Company, with each share of Class B Stock entitled to ten votes per share and each share of Common Stock entitled to one vote per share. Accordingly, because TCI presently beneficially owns shares of Class B Stock and Common Stock representing approximately 79% of the voting power of the outstanding equity securities of the Company, it believes that it can effectively control the outcome of the vote on substantially all matters presented to the stockholders of the Company.

         Other than as described above, neither TCI nor to the best of TCI's knowledge, any of the Schedule 1 Persons, has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any





                               Page 5 of 12 pages
change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be deleted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the exchange Act; or (j) any action similar to any of those enumerated above.

         Notwithstanding the foregoing, the Reporting Person may determine to change its investment intent with respect to the Company at any time in the future. In reaching any conclusion as to its future course of action, the Reporting Person will take into consideration various factors, such as the Company's business and prospects, other developments concerning the Company, other business opportunities available to the Reporting Person, developments with respect to the business of the Reporting Person, and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock of the Company. The Reporting Person reserves the right, depending on other relevant factors, to acquire additional shares of Common Stock of the Company in open market or privately negotiated transactions, to dispose of all or a portion of its holdings of Company Securities or to change its intention with respect to any or all of the matters referred to in this Item.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Based on information supplied to TCI by the Company, on June 30, 1994, there were 74,353,279 shares of Common Stock and 20,000,000 shares of Class B Stock outstanding.

         TCI currently beneficially owns an aggregate of 37,566,702 shares of Common Stock (calculated pursuant to Rule 13d-3), consisting of 20,000,000 shares of Common Stock issuable upon conversion of Class B Stock and 17,566,702 shares of Common Stock of which 16,912,902 shares of Common Stock and all of the shares of the Class B Stock are held by a subsidiary of Liberty and 653,800 of Common Stock are held by a subsidiary of Old TCI. Such shares represent approximately 39.8% of the outstanding Common Stock and approximately 79.3% of the voting power of the outstanding equity securities of the Company (calculated pursuant to Rule 13D-3).

         Statements herein relating to the beneficial ownership of Company Securities by TCI shall, unless explicitly provided to the contrary, exclude 20,000 shares of Common Stock which TCI may be deemed to beneficially own by virtue of TCI's ownership of certain equity securities of Lenfest Communications, Inc. TCI disclaims beneficial ownership of all Company Securities owned by such entity.





                               Page 6 of 12 pages

         To the knowledge of TCI the number of shares of Common Stock beneficially owned by the Schedule 1 Persons (beneficial ownership of which shares is disclaimed by TCI) is set forth below:

                                            No of Shares of Common
                 Individual                 Stock Beneficially Owned
                 ----------                 ------------------------
                 Jerome H. Kern                    10,000
                 Fred A. Vierra                     3,000

         (b) TCI has the sole power to vote or to direct the voting of and sole power to dispose of or direct the disposition of all shares of which it has beneficial ownership.

         (c) Except as otherwise reported herein, neither the Reporting Person nor, to its knowledge, any of the Schedule 1 Persons has executed transactions in the Company Securities during the past sixty (60) days.

         (d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company Securities beneficially owned by the Reporting Person, except its wholly owned subsidiaries, Old TCI and LMC, and then only for the benefit of the Reporting Person.

         In addition the information contained under Item 2 above is incorporated by reference in this Item 5.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

         There are presently no contracts, arrangements, understandings or relationships among the Reporting Person and other persons with respect to the Company Securities pursuant to which legal title to additional shares may be issued to subsidiaries of Old TCI or LMC, and then only for the benefit of the Reporting Person.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         A. Registration Statement on Form S-4, filed by TCI/Liberty Holding Company on June 23, 1994, and thereafter amended and ordered effective June 28, 1994, under Commission File No. 33-54263, which is hereby incorporated by this reference.

         B.      Press Release dated August 4, 1994.







                               Page 7 of 12 pages

                                   SIGNATURE


         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated:  August 12, 1994



                                             TELE-COMMUNICATIONS, INC.


                                             By: /s/ PETER R. BARTON
                                                 Name: Peter R. Barton
                                                 Title: Executive Vice President





                               Page 8 of 12 pages

                                  SCHEDULE 1



            Directors, Executive Officers and Controlling Persons
                                      of
                      Tele-Communications, Inc. ("TCI")
               (name changed from TCI/Liberty Holding Company)




                                                                            Principal Business
                                                                            or Organization in
                                   Principal Occupation and                 Which Such Employment
Name                                   Business Address                     Is Conducted
- ----                               ------------------------                 ---------------------
Bob Magness                        Chairman of the Board and                Acquisition, development
                                   Director of TCI                          and operation of cable
                                   5619 DTC Parkway                         television systems and cable
                                   Englewood, CO 80111                      television  programming

John C. Malone                     President and Chief Executive            Acquisition, development
                                   Officer and Director of TCI              and operation of cable
                                   5619 DTC Parkway                         television systems and cable
                                   Englewood, CO 80111                      television programming

Donne F. Fisher                    Executive Vice President,                Acquisition, development
                                   Treasurer, and Director of TCI           and operation cable
                                   5619 DTC Parkway                         television systems and cable
                                   Englewood, CO 80111                      television programming

John W. Gallivan                   Director of TCI;                         Newspaper publishing
                                   Chairman of the Board
                                   Kearns-Tribune Corporation
                                   400 Tribune Building
                                   Salt Lake City, UT 84111

Anthony Lee Coelho                 Director of TCI                          Investment Services
                                   President and CEO of
                                   Wertheim Schroder Investment
                                   Services, Inc.
                                   787 7th Avenue, 5th Floor
                                   New York, NY 10019

Kim Magness                        Director of TCI;                         Ranching and horse
                                   Manages family business                  breeding
                                   interests, principally in
                                   ranching and breeding Arabian horses;
                                   1470 South Quebec Way #148
                                   Denver, CO  80231




                              Page 9 of 12 Pages


                                                                                             Principal Business
                                                                                             or Organization in
                                           Principal Occupation and                          Which Such Employment
Name                                          Business Address                               Is Conducted
- ----                                       ------------------------                          ---------------------
Robert A. Naify                            Director of TCI;                                  Motion Picture
                                           President and C.E.O. of                           Industry
                                           Todd-AO Corporation;
                                           172 Golden Gate Avenue
                                           San Francisco, CA 94102

Jerome H. Kern                             Director of TCI; Senior                           Law
                                           Partner in Baker & Botts, L.L.P.,
                                           885 Third Avenue, Suite 1900
                                           New York, NY 10022

Gary K. Bracken                            Senior Vice President &                           Acquisition, development
                                           Controller of TCI Communications, Inc.            and operation of cable
                                           5619 DTC Parkway                                  television systems and cable
                                           Englewood, CO 80111                               television programming

Stephen M. Brett                           Executive Vice President, Secretary               Acquisition, development
                                           and General Counsel of TCI                        and operation of cable
                                           5619 DTC Parkway                                  television systems and cable
                                           Englewood, CO 80111                               television programming

Brendan R. Clouston                        Executive Vice President of TCI                   Acquisition, development
                                           5619 DTC Parkway                                  and operation of cable
                                           Englewood, CO 80111                               television systems and cable
                                                                                             television programming

Barry Marshall                             Chief Operating Officer of                        Acquisition, development
                                           TCI Cable Management Corporation                  and operation of cable
                                           5619 DTC Parkway                                  television systems and cable
                                           Englewood, CO 80111                               television programming

Larry E. Romrell                           Executive Vice President of TCI                   Acquisition, development
                                           5619 DTC Parkway                                  and operation of cable
                                           Englewood, CO 80111                               television systems and cable
                                                                                             television programming

Bernard W.                                 Senior Vice President & Treasurer                 Acquisition, development
 Schotters, II                             of TCI Communications, Inc.                       and operation of cable
                                           5619 DTC Parkway                                  television systems and cable
                                           Englewood, CO 80111                               television programming

J.C. Sparkman                              Executive Vice President of TCI                   Acquisition, development
                                           5619 DTC Parkway                                  and operation of cable
                                           Englewood, CO 80111                               television systems and cable
                                                                                             television programming





                              Page 10 of 12 Pages


                                                                                             Principal Business
                                                                                             or Organization in
                                           Principal Occupation and                          Which Such Employment
Name                                          Business Address                               Is Conducted
- ----                                       ------------------------                          ---------------------
Robert N. Thomson                          Senior Vice President, Government                 Acquisition, development
                                           Affairs, of TCI Communications, Inc.              and operation of cable
                                           5619 DTC Parkway                                  television systems and cable
                                           Englewood, CO 80111                               television programming

R. E. Turner                               Director of TCI;                                  Cable Industry
                                           Chairman of the Board and
                                           President of Turner Broadcasting
                                           System, Inc. since 1970
                                           One CNN Center, 14th Fl North
                                           Atlanta, GA 30303

Fred A. Vierra                             Executive Vice President of TCI                   Acquisition, development
                                           5619 DTC Parkway                                  and operation of cable
                                           Englewood, CO 80111                               television systems and cable
                                                                                             television programming

Peter R. Barton                            Executive Vice President of TCI                   Acquisition, development
                                           5619 DTC Parkway                                  and operation of cable
                                           Englewood, CO 80111                               television systems and cable
                                                                                             television programming





                              Page 11 of 12 Pages

EXHIBIT A


(LOGO) TCI TELE-COMMUNICATIONS, INC.                                        NEWS
- --------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE
August 4, 1994
Contact: Steve Smith (303) 267-5048

                 TCI AND LIBERTY SHAREHOLDERS APPROVE MERGER


     ENGLEWOOD, COLORADO - Tele-Communications, Inc. ("TCI") and Liberty Media Corporation ("Liberty") announced today that a majority of the shareholders of each company voted to approve the Merger Agreement for the business combination of TCI and Liberty.

     Following the shareholder votes John Malone, President and Chief Executive Officer, stated that, "I am delighted by the overwhelming shareholder approval of this merger. The new company will be aligned into four operating units:
Domestic Distribution, headed by Brendan Clouston; Programming, headed by Peter Barton; International, headed by Fred Vierra; and, Technology/Venture Capital, headed by Larry Romrell. It is our intention to energetically focus on the ever changing marketplace and explore new opportunities of creating and delivering broad band communications services worldwide." Malone further added that, "This organizational structure provides not only this managerial focus but optimal financial flexibility as the underlying asets of each operating unit will be more visible and, therefore, more efficiently valued."

     Under the Merger Agreement each outstanding share of TCI Class A and Class B Common Stock, respectively, will be converted into the right to receive one share of TCI/Liberty Class A and Class B Common Stock, respectively; and, each outstanding share of Liberty Class A and Class B Common Stock, respectively, will be converted into the right to receive .975 of one share of TCI/Liberty Class A and Class B Common Stock, respectively. Liberty's Class E Preferred Stock will be converted into the right to receive one share of TCI/Liberty Class B Preferred Stock.

     In connection with the merger's consummation, TCI/Liberty will change its name to "Tele-Communications, Inc." It is anticipated that TCI/Liberty (the new "Tele-Communications, Inc.") shares will begin trading in the NASDAQ National Market at the opening of the market on August 5, 1994, following the consummation of the merger today, August 4th. TCI/Liberty's (the new "Tele-Communications, Inc.'s") Class A, Class B, and Class B Preferred Stock will trade under the symbols of TCOMA, TCOMB, and TCOMP, respectively. TCI's Class A and Class B Common Stock, and Liberty's Class A, Class B and Class E Preferred Stock will discontinue trading at the close of the market today (August 4, 1994).

     Shareholders of record, who personally hold shares in certificated form (not in a brokerage account), will receive a transmittal form with instructions to be used for the surrender and exchange of stock certificates. After receipt of such transmittal form, each holder of certificates representing TCI Common Stock, Liberty Common Stock or Liberty Preferred Stock should surrender such certificates with a properly executed transmittal form to the Exchange Agent. The exchange agent is The Bank Of New York.

     Shareholders holding shares in "street" name (not held personally but in a broker account) will automatically have their shares exchanged into the appropriate TCI/Liberty (the new "Tele-Communications, Inc.") security.

- --------------------------------------------------------------------------------

An Equal Opportunity  TERRACE TOWER II              Post Office Box 5630
Employer              5619 DTC Parkway              Denver, Colorado 80217-5630
                      Englewood, CO 80111-3000      (303) 267-5500




                             Page 12 of 12 Pages